

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 25, 2010

<u>Via Mail and Facsimile 011-44-1223-400-700</u>

Mr. Tim Score
Chief Financial Officer
Arm Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ, England

      Re: Arm Holdings plc
            Form 20-F for the Fiscal Year Ended December 31, 2009
            Filed April 15, 2010
            File No. 000-29644

Dear Mr. Score:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 27

-Results of Operations, page 33

1.   We note on pages 37-38 that you present research and development costs, sales and
        marketing costs and general and administrative expenses excluding share-based
        compensation charges, amortization of intangibles acquired with business combinations,
        and restructuring charges for each reporting period presented. Please tell us whether you
        believe these measures are required or expressly permitted by International Financial
        Reporting Standards as issued by the International Accounting Standards Board. Refer to
        the note to paragraph 10(e) of Regulation S-K.

2.   Otherwise, it would appear that these measures are non-GAAP measures. In future
        filings, when presenting non-GAAP measures, please provide all of the disclosures
        required by Item 10(e) of Regulation S-K.

3.   Finally, we note from pages 39-42 that you present measures for your segments entitled
        "operating costs excluding share-based compensation, amortization, and restructuring
        charges" and "profit/loss before tax excluding share-based compensation, amortization,
        and restructuring charges." However, we note on pages F-24 through F-25 that you
        present your operating costs and profit/loss before tax by segment and do not adjust your
        segment measures for share-based compensation, amortization, and restructuring charges.
        Please tell us how you considered paragraphs 25-27 of IFRS 8 in determining your
        presentations.

Financial Statements, page F-1

Consolidated Cash Flow Statements, page F-4

Note 1. The Company and a Summary of its Significant Accounting Policies and Financial Risk
Management, page F-5

4.   We note you use the indirect method of determining cash flows from operating activities
        within your cash flow statement and that you begin with profit from operations rather
        than with your profit before taxes or profit for the year. Please tell us how your
        presentation complies with paragraph 18(b) of IAS 7 which indicates that you should
        begin with your profit or loss.

-1(b). Summary of Significant Accounting Policies, page F-6

-Revenue Recognition, page F-11

5.   We note from the first paragraph of this section that you recognize revenue to the extent
        that it is probable that the economic benefits associated with the transaction will flow to
        the company.. Please tell us how you considered the other four criteria in paragraph 14
        and those in paragraph 20 of IAS 18 in determining when to record revenue.

6.   We note from the fourth paragraph of this section that you recognize revenue from
        standard license products which are not modified to meet the specific requirements of
        each customer when the risks and rewards of ownership of the product are transferred to
        the customer. Please tell us how you determine when the risks and rewards of ownership
        of the product are transferred to the customer.

7.   We note that you can have invoicing milestones on license arrangements where the
        receipts fall due significantly outside the period over which your customization work is
        expected to be performed or significantly outside your normal payment terms for
        standard license arrangements. Please tell us in more detail about how you determine
        when to recognize revenue under these arrangements and the accounting literature you
        relied upon. Please also tell us the nature and timing of these invoicing milestones and
        delayed payments.

-Government Grants, page F-13

8.   We note your disclosure related to government grants. Please tell us how you considered
        the disclosures required by paragraph 39 of IAS 20.

Note 15. Goodwill, page F-37

9.   Please tell us in more detail why the cash flow projections for the processor and physical
        IP divisions covered a ten-year forecast period. Refer to the guidance in paragraph
        134(d)(iii) of IAS 36.

Note 22. Share-based Payments, page F-44

10.   We note from page F-46 that you base your expected volatility for the determination of your stock-based compensation expense upon historical volatility adjusted for past one-time events that are not expected to re-occur. Please tell us the nature of these events and why you have adjusted your expected volatility for one-time events that are expected to not re-occur. Refer to the guidance in paragraph B25 of Appendix B of IFRS 2.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have any questions. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
.

Sincerely,

Kate Tillan
Assistant Chief Accountant